UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-41482

JEFFS’ BRANDS LTD

(Translation of registrant’s name into English)

7 Mezada St.

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

CONTENTS

Convertible Promissory Note and Warrant

On February 18, 2026 (the “Issuance Date”), Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) issued to an institutional investor (the “Holder”) a convertible promissory note (the “Third Promissory Note”) in the principal amount of $600,000 (the “Principal Amount”), for a purchase price in cash of $540,000 (equal to 90% of the Principal Amount). The Third Promissory Note was issued pursuant to the previously reported Securities Purchase Agreement, dated as of June 26, 2025 (the “SPA”), by and between the Company and the Holder, pursuant to which the Company may issue and sell, from time to time, convertible promissory notes (the “Promissory Notes”) in an aggregate principal amount of up to $100,000,000 (the “Subscription Amount”). The Company is not obligated to utilize any of the remaining Subscription Amount available under the SPA, which as of the date hereof is $92,500,000, and there are no minimum commitments or minimum use penalties.

On February 18, 2026, the Company entered into a first addendum to the SPA (the “Addendum”), pursuant to which the Company agreed to issue to the Holder, for any Promissory Notes purchased by the Holder during the three-month period beginning December 1, 2025 and ending on February 28, 2026 (the “December Quarter”), a warrant to purchase up to such number of Ordinary Shares representing 75% of the maximum number of Ordinary Shares issuable pursuant to the terms of the Promissory Notes purchased by the Holder during the December Quarter. As previously reported, on December 9, 2025, the Company issued to the Holder a Promissory Note in the principal amount of $500,000, for a purchase price in cash of $450,000 (the “Second Promissory Note”).

On February 18, 2026, Jeffs’ Brands issued to the Holder a warrant to purchase up to 178,959 Ordinary Shares (the “Warrant”), representing 75% of the maximum number of Ordinary Shares issuable pursuant to the Second Promissory Note and the Third Promissory Note (calculated based on a conversion price of $4.61 per Ordinary Share). The Warrant was exercisable immediately upon issuance at an exercise price of $5.53 per Ordinary Share (subject to certain anti-dilution and share combination event protections) and has a term of 5.5 years from the Issuance Date. The number of Ordinary Shares underlying the Warrant is subject to certain adjustments, as described in the Warrant.

The Company intends to use the net proceeds from the issuance of the Third Promissory Note and any additional net proceeds from the exercise of the Warrant, to the extent exercised in cash, for working capital and general corporate purposes.

The Third Promissory Note matures 28 months from the Issuance Date and is to be repaid, together with accrued and unpaid interest, in ten equal monthly payments, beginning on the eighteen month anniversary of the Issuance Date, unless earlier repaid (partially or in full) at the option of the Company, or extended at the option of the Holder in accordance with its terms. The Third Promissory Note accrues interest at annual rate of 4% (which will increase to 14% upon the occurrence and during the continuance of an event of default, as defined in the Third Promissory Note).

The Third Promissory Note is convertible (partially or in full) into the Company’s ordinary shares, no par value (the “Ordinary Shares”), at the option of the Holder, at any time after the Issuance Date, at a conversion price equal to the lower of (i) $4.61, which was the closing price of the Ordinary Shares on the Nasdaq Capital Market on February 17, 2026, the last trading day immediately prior to the Issuance Date (the “Fixed Price”), and (ii) 88% of the lowest daily volume weighted average price during the 20 consecutive trading days immediately preceding the applicable date of conversion (the “Variable Price”), provided that such Variable Price may not be lower than $0.922 per Ordinary Share (the “Floor Price”), which is equal to 20% of the Fixed Price; subject to certain adjustments as provided in the Third Promissory Note. The Holder’s option to convert the principal amount plus accrued and unpaid interest due under the Third Promissory Note at any time is subject to the limitation that the conversion may not result in the Holder’s beneficial ownership of Ordinary Shares after giving effect to such conversion exceeding 4.99% of the issued and outstanding Ordinary Shares.

In addition, pursuant to the Addendum, the Fixed Price and Floor Price of the Second Promissory Note were adjusted to $4.61 and $0.922, respectively. The Fixed Price of any additional Promissory Notes to be issued pursuant to the SPA will be equal to the closing price of the Ordinary Shares on the Nasdaq Capital Market on the last trading day immediately prior to the date of issuance of such Promissory Note, and the Floor Price will be equal to 20% of such Fixed Price. Under the Addendum the Company also agreed that the Holder’s obligation to pay the purchase price for any additional Promissory Notes issued on or following February 18, 2026 shall be conditioned upon, and shall become due and payable upon, the Company’s filing of a resale registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the Ordinary Shares issuable pursuant to such Promissory Note.

The exercise of the Warrant constitutes the Holder’s sole recourse against non-payment of the Principal Amount, Interest, and any Payment Premium (as defined in the Promissory Notes), if applicable, regardless of whether the aggregate value realized from the Warrant and/or the Ordinary Shares issued pursuant to the terms of the Second Promissory Note and the Third Promissory Note is less than the then outstanding Principal Amount, Interest, and, if applicable, the Payment Premium.

The Third Promissory Note and the Warrant were, and the Ordinary Shares issuable upon conversion or exercise, as applicable, thereof (the “Securities”) will be, issued pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and have not been, and will not be, registered under the Securities Act, or applicable state securities laws. Accordingly, the Securities may not be sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities law. Pursuant to the SPA and the Addendum, the Company has agreed to file a registration statement with the SEC to register the resale of the Ordinary Shares issuable upon conversion of the Second Promissory Note and the Third Promissory Note and upon exercise of the Warrant.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The descriptions of the Addendum, the Third Promissory Note and the Warrant set forth above do not purport to be complete and are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1, 4.1 and 4.2, respectively.

Press Releases

On February 18, 2026, the Company issued a press release titled “Jeffs’ Brands: KeepZone AI Enters into Agreement to Sell Advanced AI Threat Detection Solution in Mexico’s Security Sector,” a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

On February 19, 2026, the Company issued a press release titled “Jeffs’ Brands: KeepZone AI Enters into Distribution Agreement with Assac Networks to Distribute Cybersecurity Software,” a copy of which is furnished as Exhibit 99.2 to this Form 6-K.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
4.1	Third Convertible Promissory Note
4.2	Warrant to Purchase Ordinary Shares of Jeffs’ Brands Ltd
10.1	Addendum No. 1 to Securities Purchase Agreement, dated February 18, 2026, by and between the Company and L.I.A. Pure Capital Ltd.
99.1	Press release issued by Jeffs’ Brands Ltd dated February 18, 2026, titled “Jeffs’ Brands: KeepZone AI Enters into Agreement to Sell Advanced AI Threat Detection Solution in Mexico’s Security Sector.”
99.2	Press release issued by Jeffs’ Brands Ltd, dated February 19, 2026, titled “Jeffs’ Brands: KeepZone AI Enters into Distribution Agreement with Assac Networks to Distribute Cybersecurity Software.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

By:	/s/ Ronen Zalayet
Name:	Ronen Zalayet
Title:	Chief Financial Officer

Date: February 19, 2026

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